May 10, 2016

One Liberty Plaza / 50th Floor New York, NY 10006 / USA Nasdaq.com

Dear Michael:

I am pleased to offer you employment with Nasdaq, Inc. (“Nasdaq” or the “Company”) in the position of Executive Vice President, Corporate Strategy and Chief Financial Officer. We anticipate your full time start date to be on or around June 6, 2016 (the “Start Date”). This position will be located in our New York City office and will report directly to Mr. Robert Greifeld, Chief Executive Officer.
The terms and conditions of your employment are as follows, and are subject to approval by the Nasdaq Management Compensation Committee (“the Committee”):

1)	Your base salary will be $500,000 per annum, paid on a bi-weekly basis, in accordance with the Company’s regular payroll practices and subject to appropriate withholdings and deductions.

2)
You will be eligible to participate in the Nasdaq Executive Corporate Incentive Program (ECIP) as governed by the provisions of that program. Your target bonus opportunity will be $750,000, less applicable taxes and withholdings, and is payable during the normal award payment timeframe (expected first quarter 2017). Your bonus target for 2016 will not be pro-rated due to your start date, however your bonus goals, and associated upside and downside, will cover the timeframe from your start date through December 31, 2016, not the full calendar year. Your maximum 2016 bonus opportunity will be $1,200,000, assuming a start date in June. The level of actual payout could exceed or fall below the target amount of your target bonus opportunity and is based upon corporate financial, business unit and individual performance results.

3)
You will be eligible to receive an annual equity grant based on our standard Executive Vice President (“EVP”) equity guidelines and subject to the approval of the Committee. Details relating to this equity award will be outlined in the equity award agreements you will be asked to sign and subject to the terms and conditions of the Equity Plan in affect at the time of the grant. Your target equity grant will be $1,100,000. Your 2016 grant will consist of 50% percent performance share units (“PSUs”) and 50% restricted stock units (”RSUs”). The PSUs will vest 100% after 3 years, to vest December 31, 2018. The PSU value will be determined based on 3-year relative total shareholder return versus both Nasdaq’s global exchange peers (50%) and the companies in the Standard and Poor’s 500 (50%). The actual payout will range from 0% to 200% of target based on the performance results. The RSUs will vest 1/3 each year over a three year period as measured from your grant date.

You will also receive a one-time Welcome Equity Grant of $1,000,000. This grant will consist of 100% Restricted Stock Units (“RSUs”) which will vest 1/3 each year over a three year period as measured from your grant date.

These equity awards are subject to your continued employment with the Company and will not be pro-rated due to your start date. This equity award is subject to the approval of the Committee. Your PSUs and RSUs will be granted just after your start date; the stock price used for these awards will be the closing stock price on the day the Committee approves these grants.

4)
You will be eligible for relocation assistance in direct connection with your relocation from Toronto, Canada to New York City, United States as per the below. All benefits are to be received net of tax, unless otherwise stated. Net of tax means that the Company will cover any state, local, federal or FICA tax imposed on the taxable benefits listed below.

•	One home finding trip for up to 6 days/5 nights performed by a provider selected by the Company.

•	New home purchase closing costs or lease acquisition fees.

•
Removal of household goods up to a maximum of 40 cubic meters from Toronto to New York City performed by a provider selected by the Company. Storage of household goods for up to 60 days, if applicable. Movement of two automobiles, if applicable.

•	Final trip expenses, including airline tickets, meals, short-term lodging, for you and your immediate family from Toronto to New York City.

•	A miscellaneous allowance of $10,000, net of tax, to cover additional relocation expenses not directly reimbursed.

•
Destination services for 2 days performed by a provider selected by the Company. The services can include assistance with local matters such as obtaining a social security number, opening bank accounts, obtaining mortgage pre-approval, and other practical items.

•	Temporary housing up to 60 days by a provider selected by the Company. The Company may at its sole discretion decide on appropriate location and size of the temporary housing.

•
United States tax briefing and tax return filing assistance for Canada and United States filings for 2016 and 2017 tax years performed by a provider selected by the Company. You are responsible for providing the provider with the information requested in a timely manner to ensure completion of your tax returns.

•	Visa and immigration assistance by a provider selected by the Company. This benefit includes obtaining the initial residence permit for your family and work permit for you and your spouse.

If you voluntarily resign or if the Company terminates your employment for Cause (as defined in Section 7 below) within one year of your relocation start date, you will be required to repay the relocation expenses, as well as any fees and costs associated with the collection of those expenses, to the company within 60 days of termination. Prior to receiving any of the above listed benefits, you will be required to send the Company a signed version of the Repayment Agreement for International Local Transfers that has been provided to you. If, however, you are involuntarily terminated by the company within one year of your relocation (1) you will not be required to repay relocation expenses, and (2) the Company will pay all reasonable relocation expenses, consistent with those applicable expenses listed above, as well as any early termination of lease fees.

5)
As a full-time employee, you will be eligible to participate in Nasdaq’s employee benefit programs generally available to similarly situated Company Employees, as may be in effect from time to time at the Company, subject to the terms and conditions of the relevant plans. If you elect health and welfare benefits during your initial enrollment period, they will become effective the first day of the month following employment. An overview of the Nasdaq employee benefit program is enclosed with this letter. In addition, you will be eligible for five weeks of vacation per calendar year.

6)
As an EVP of the Company, you will be eligible to participate in the Company’s executive benefits, including executive health exams and financial planning services. These programs are provided to you 100% company-paid; you are responsible for the taxes if you use the financial planning benefit.

7)
If you are terminated by the Company, other than for Cause, or for Good Reason, you will be entitled to severance pay under the EVP severance policy, which will be no less than 1.5x salary plus target bonus plus 12 months of health insurance coverage at the active employee rate. Additionally, your unvested equity at the time of termination of employment will continue to vest for an additional 18 months after termination. If the termination occurs prior to the full vesting of your one time Welcome Equity Grant, 100% of the Welcome Equity Grant vesting will be accelerated upon termination. Per the Nasdaq, Inc. Equity Incentive Plan, the Management Compensation Committee of the Board of Directors shall have the authority to determine any additional vesting continuation or acceleration upon termination of employment.

8)
Per the Nasdaq, Inc. Equity Incentive Plan, the Management Compensation Committee of the Board of Directors shall have the authority to determine any additional vesting continuation or acceleration upon termination of employment.

a.
“Cause” means (i) your conviction of, or pleading nolo contendere to, any crime, whether a felony or misdemeanor, involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude, or Nasdaq or its affiliates’ property (with the exception of minor traffic violations or similar misdemeanors); (ii) your repeated neglect of duties; or (iii) your willful misconduct in connection with the performance of duties.

b.
“Good Reason” shall mean (i) reducing your position, duties, or authority; or (ii) relocating your principal work location beyond a 50 mile radius of your work location; provided that no event or condition shall constitute Good Reason unless (A) you give written notice specifying your objection to such event or condition within 90 days following the occurrence of such event or condition, (B) such event or condition is not corrected, in all material respects, in a manner that is reasonably satisfactory to you within 30 days following the receipt of such notice, and (C) you resign from your employment within not more than 30 days following the expiration of the 30-day period described in the foregoing clause (B).

9)
If you are terminated by the Company, other than for Cause, or for Good Reason (Good Reason and Cause defined in the Change in Control Severance Plan) within two years following a change-in-control, you will be entitled to severance pay under the EVP Change in Control Severance Plan, which equates to no less than 2x salary plus 1 times target bonus plus prorated current year bonus plus 12 months of health insurance coverage at the active employee rate. Any unvested equity (including PSUs and RSUs) will vest upon termination, subject to the rules in the Nasdaq Equity Incentive Plan; termination for Good Reason (as defined by the Change in Control Severance Plan) will be considered an Involuntary Termination for purposes of equity vesting.

10)
This offer is subject to a satisfactory completion of a drug test, background check, and fingerprint check, as applicable to your location and as evaluated by the Company in its sole discretion. It is recommended that you not resign from, or give notice to, your current employer until you have been notified that you have successfully cleared the background screening. In addition, this offer is contingent upon you providing satisfactory proof of identity and legal authority to work in the United States.

11)
As a condition of employment with the Company, you are required to execute the Company’s Continuation of Obligations Agreement attached hereto as Appendix A. Please review and execute the Continuation of Obligations Agreement and return it with your signed copy of this letter.

12)
The Company maintains and from time to time modifies and implements various Company policies and procedures including, but not limited to, a Company Employee Handbook and Company Code of Ethics. You will be expected to comply with all such policies and procedures.

13)
Please disclose to us any and all agreements that may affect your eligibility to be employed by Nasdaq, its affiliates or subsidiaries, or that may limit the manner in which you may be employed. It is our understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. You agree not to bring any third party confidential information to Nasdaq, its affiliates or subsidiaries, including that of any former employer, and that in performing your duties you will not in any way utilize any such information. You further agree that, during the term of your employment, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are now involved or become involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to us.

14)
By signing below, you also represent and warrant that you are not subject to any contract, agreement, or restrictive covenant of any kind that would prevent you from accepting employment with the Company and/or beginning work for the Company, or from freely and fully performing your duties hereunder. You further promise that should you become aware of any reason you cannot join or remain employed by the Company, or fully execute your responsibilities for the Company, you will immediately notify the Company of such development, in writing. Similarly, if you receive any communication from a former employer or any other person or entity claiming you cannot join or continue employment at the Company, you will immediately notify the Company in writing. You also represent that you will abide by all contractual obligations you may have to all prior employers and that you will not retain, review, or utilize any other person’s or entity’s confidential or proprietary information in connection with your work for the Company or share or disclose such information to any other person or entity.

15)
This offer of employment, with Appendix A–Continuation of Obligations Agreement, constitutes the entire offer, superseding any prior offers, understandings, communications, representations and/or agreements with respect to the subject matter hereof. This offer of employment shall be governed by the laws of the State of New York without giving effect to the principles of conflicts of law.

16)
Your employment will be on an “at-will” basis meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause or prior notice. The Company also reserves the right to modify the terms, benefits, and conditions of your employment at any time.

Michael, we look forward to having you join Nasdaq, and we believe you will find the work to be both challenging and personally rewarding! Please don’t hesitate to contact me if you have any questions. To acknowledge your acceptance of this offer of employment, please sign below and return it to my attention by mail or soft copy scan to Bryan.Smith@nasdaq.com.

Sincerely,

/s/ Bryan E. Smith

Bryan E. Smith
Senior Vice President, Head of Global Human Resources

Enclosure: Continuation of Obligations Agreement

I accept this offer of employment by Nasdaq, Inc.
/s/ Michael Ptasznik                                    May 10, 2016

Michael Ptasznik                                    Date